Exhibit 99.3

September 28, 2023

TO:	Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission

Dear Sirs/Madams:

Re: Foremost Lithium Resource & Technology Ltd. (the “Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated September 28, 2023 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Davidson & Company LLP.

Yours very truly,

Chartered Professional Accountants